Exhibit 12.1

HIGHWOODS PROPERTIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Six Months Ended June 30, 2003	2002	2001	2000	1999	1998
Earnings:
Income from continuing operations before minority interest	14,409	73,204	126,710	134,507	152,649	139,669
Interest expense	55,496	109,134	104,777	108,595	112,591	94,413
Amortization of deferred financing costs	1,383	1,393	2,005	2,512	2,823	2,598

Total earnings	71,288	183,731	233,492	245,614	268,063	236,680
Fixed charges and preferred stock dividends:
Interest expense	55,496	109,134	104,777	108,595	112,591	94,413
Interest capitalized	715	7,017	16,947	23,669	29,147	17,968
Amortization of deferred financing costs	1,383	1,393	2,005	2,512	2,823	2,598

Total fixed charges	57,594	117,544	123,729	134,776	144,561	114,979
Preferred stock dividends	15,426	30,852	31,500	32,580	32,580	30,092
Total fixed charges and preferred stock dividends	73,020	148,396	155,229	167,356	177,141	145,071
Ratio of earnings to fixed charges	1.24	1.56	1.89	1.82	1.85	2.06
Ratio of earnings to combined fixed charges and preferred stock dividends	0.98	1.24	1.50	1.47	1.51	1.63